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Artist Row

Performing Arts Venue

400 West Disney Way
Anaheim, CA 92801
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $160,000 invested.
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THE PITCH
Artist Row is seeking investment to open a revolutionary outdoor arts and food venue , set to transform the arts and culture scene in Anaheim.
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INVESTOR PERKS

Artist Row is offering perks to investors. You earn perks based on your total investment amount in this business.

Keystone Pacecard Invest $2,500 or more to qualify. 10 of 10 remaining
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For The Arts....

Welcome to Artist Row - a revolutionary outdoor arts and food venue that is set to transform the arts and culture scene in Anaheim. Our space is not just a project, it's a movement, a community, and a celebration of creativity and culture.

At Artist Row, we're creating a unique platform for emerging artists, chefs, and content creators to showcase their talents and connect with a diverse community of art lovers, foodies, and music enthusiasts. Our hybrid art gallery, food hall, recording/podcasting studios, and event space are designed to inspire, connect, and uplift artists and fans from all walks of life.

By supporting Artist Row, you're not only investing in a one-of-a-kind project, but you're also supporting local artists and promoting inclusivity and diversity in the arts and culture scene. You're helping us celebrate the lost art of physical, traditional art in a digital world, and giving a voice to emerging artists who deserve to be seen and heard.

We believe that art has the power to transform lives and bring people together. By investing in Artist Row, you're becoming a part of a community that is dedicated to celebrating creativity and culture, and fostering a sense of connection and community. You're supporting a space that is not only about art, but also about building a better world.

So if you're passionate about supporting local artists, celebrating the human artform, and making a difference in your community, we invite you to join us at Artist Row. Together, we can create something truly special that will inspire and connect generations to come. Thank you for your support.

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RENDERS FOR ARTIST ROW 2023
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Artist Row is a project of passion for art, culture, and hospitality.

A vision to create a space that would inspire and connect artists and fans from all walks of life. To create an outdoor arts and food venue that would showcase the best of traditional and digital art, offer a range of culinary experiences, and provide a platform for content creators and artists to produce original content.

This project is more than just a space for artists to showcase their work - it's a community, a celebration of creativity, and a chance to support local artists who could be your friends or family.

In today's digital world, traditional art forms can sometimes be overlooked or undervalued. By investing in Artist Row, you're not only supporting local artists and giving them a platform to showcase their work, but you're also helping to keep traditional art alive in a world that's increasingly focused on digital media.

But it's not just about the art - it's about the people behind it. Our community is made up of passionate, talented individuals who pour their heart and soul into their craft. By investing in Artist Row, you're supporting a community of artists who are dedicated to making the world a more beautiful and inspiring place.

At Artist Row, we believe that art is a powerful force for good. It has the ability to inspire, connect, and transform us in ways that nothing else can. By investing in this project, you're not just investing in a space - you're investing in the power of art to bring people together and celebrate what it means to be human.

So, if you're looking for an investment opportunity that's not just about the bottom line, but also about making a positive impact on the world, consider investing in Artist Row. Join our community of passionate, creative individuals and help us make the world a more beautiful and inspiring place.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Location

Artist Row is an incredible outdoor arts and food venue located in Anaheim, California. Its prime location places it next to some of the most popular attractions in the area, including the Anaheim Convention Center for private events, House of Blues, and Disneyland. With a diverse and vibrant community of locals and tourists, Anaheim is the perfect location for Artist Row to bring together artists, foodies, content creators, and music lovers from all walks of life. This revolutionary outdoor arts and food venue will celebrate diversity, promote inclusivity, and showcase traditional and digital art from around the world in a unique and unforgettable setting.

Artist Row is located in Anaheim, California, right next to popular attractions such as Disneyland, Anaheim Convention Center, and House of Blues.

The outdoor venue is over 20,000 sq/ft and is easily accessible by foot, car, or public transportation.

The location is ideal for attracting both locals and tourists who are looking for a unique and immersive arts and culture experience.

Artist Row serves a diverse and creative community of artists, foodies, content creators, and music lovers from all walks of life.

The project promotes inclusivity, celebrates diversity, and pushes the boundaries of what's possible in the arts and culture scene.

The community is passionate about inspiring and connecting artists and fans and is committed to creating unforgettable experiences for everyone who visits Artist Row.

With its hybrid art gallery, food hall, recording/podcasting studios, and event space, Artist Row offers something for everyone and appeals to a broad range of interests and tastes.

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Food Hall

The food hall at Artist Row is a unique dining experience that features six rotating kitchens, a mini-mart, and a brand immersive space. Each kitchen offers a different cuisine, and the themes and cuisines change throughout the seasons to keep things fresh and exciting. The space also features merch and retail space, allowing visitors to take home a piece of the Artist Row experience. The food hall is just one part of this incredible project, which also includes an outdoor arts gallery, recording/podcasting studios, and an event space. With its focus on creativity, inclusivity, and innovation, Artist Row is set to revolutionize the arts and culture scene in Anaheim.

Six rotating kitchens

Retail space and merchandise available

Themes and cuisines change throughout seasons

Part of larger project including arts gallery, recording/podcasting studios, and event space.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Beer Garden

The beer garden at Artist Row is a perfect spot to relax and unwind, offering an impressive selection of brews from some of the best breweries in Anaheim. Located within the 20,000 sq/ft outdoor arts and food venue, the beer garden provides a unique and immersive experience for visitors. Some of the key features of the beer garden include:

A spacious outdoor setting

An impressive selection of brews from some of the best breweries in Anaheim

Live music and entertainment to enjoy while sipping on your favorite beer

A relaxed and inviting atmosphere

A perfect spot to gather with friends or meet new people

A great way to experience the art and culture scene in Anaheim while enjoying a cold beer.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Art Gallery

The art gallery at Artist Row is a fresh take on a traditional museum experience. It's an outdoor gallery that features a diverse range of traditional and digital art from around the world. The space is designed to provide an ambiance of food and music, allowing visitors to appreciate the art in a relaxed and immersive environment. Key features of the gallery include:

A hybrid space that showcases both traditional and digital (NFT) art

A diverse range of art from artists around the world

An outdoor space that promotes a relaxed and immersive experience

An ambiance of food and music that elevates the overall experience

A unique take on the traditional museum experience that celebrates creativity and innovation.

Event Space

The event space at Artist Row is a versatile and unique outdoor venue that stretches over 6000 sq/ft, featuring a full stage, a 20 ft LED video wall, a full bar, and a spacious lounge and cabana. It is the perfect location for festivals, private events, and brand activations. With an innovative modular design, the layout, look, and feel of the space can be easily changed to create a unique and immersive experience.

Full stage for live performances

20 ft LED video wall for stunning visuals

Full bar serving a variety of beverages

Spacious lounge and cabana for relaxation

Innovative modular design for customization

Located in close proximity to the Anaheim Convention Center, the event space is perfect for hosting private events and brand activations during conventions and other events

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Podcast Studio

The podcast studio at Artist Row will be a game-changer for content creation, providing a state-of-the-art space for podcasters, streamers, and content creators to produce and shoot various types of original content. With the latest technology and equipment, the studio will enable artists to bring their visions to life and reach a wider audience.

Production Studio

The production studio at Artist Row is a state-of-the-art facility that allows for instant content creation and post-production work, enabling real-time social media engagement and live streaming. The studio is equipped with the latest technology and software to provide content creators and artists with everything they need to produce various types of original content.

High-quality cameras and equipment for professional-grade video and audio recording.

Green screen technology for virtual backgrounds and special effects.

Advanced editing software for post-production work.

A dedicated team of professionals to assist with all aspects of production, including scripting, storyboarding, and production management.

Live Streaming capabilities for real-time engagement with audiences.

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Team Experience

The team behind Artist Row is a highly talented and experienced group of individuals, each with a proven track record of innovation and excellence in the hospitality and nightlife industry. Their expertise will be instrumental in shaping the overall vision and aesthetic of Artist Row, and their passion for art, culture, and hospitality is evident in every aspect of the project.

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THE TEAM
Irene Tu
Director

Irene has extensive experience in the hospitality industry, particularly in operations and marketing. She has over 8 years of experience as Director of Operations for Copper Door, where she has implemented new strategies and guidelines for staff. Her efforts have led to Copper Door becoming the leading nightlife venue in Orange County, with a significant increase in revenue year over year.

Prior to her role at Copper Door, Irene served as the Director of Marketing for the Westfield Corporation, a multinational conglomerate. Her experience in marketing has likely contributed to her success at Copper Door, where she has been able to develop effective marketing strategies to increase revenue.

Irene holds a degree from the University of Taiwan and an MBA from the University of Massachusetts, which indicates that she has a solid educational foundation and has likely developed strong analytical and strategic skills. Her combination of education and experience makes her a valuable asset in the hospitality industry.

Evan Kinard
Director

Evan Kinard is a seasoned professional with over 14 years of experience in the IT and Engineering fields. He currently serves as the Director of Innovations and Technology at N360 Group, where he brings his innovative mind to the table. Evan is also the President of Killed With Kindness, a multimedia production company he founded in 2017 that focuses on creating high-energy, emotional content for live events and corporate and manufacturing verticals. He is a Chapman University alumnus and has filmed hundreds of DJs, entrepreneurs, speakers, weddings, businesses, and individuals in over 11 countries. Evan prides himself on delivering the impossible and promises to provide a one-of-a-kind, crazy immersive experience all the time.

Alvin Oh
Director

Alvin Oh is a visionary leader with a passion for innovation and creativity. As the CEO of N360 Group and Creative Director of Artist Row, he brings a wealth of experience and expertise to the hospitality and entertainment industries. With a track record of success in launching and scaling businesses, Alvin is committed to pushing the boundaries of what's possible and creating unforgettable experiences for customers. His ability to think outside the box and see beyond the present moment is reflected in N360 Group's other brands, such as Copper Door and Nightlife360. With his focus on innovation and creativity, Alvin is a true asset to any team and a driving force behind the success of Artist Row.

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Q&A

Why are you raising capital and why is now a good time?

There are several reasons why now is a great time to invest in Artist Row: Strategic Location: Artist Row is located right next to Disneyland, Anaheim Convention Center, and House of Blues, making it a prime location for visitors and locals alike. Diverse Offerings: Artist Row is not just an outdoor arts gallery, it's a hybrid art gallery, a food hall, recording/podcasting studios, and an event space all rolled into one. This diverse range of offerings will attract a wide range of visitors, from art lovers to foodies to music enthusiasts. Innovative Approach: Artist Row is a game-changing project that is set to revolutionize the arts and culture scene in Anaheim. The team behind Artist Row is passionate about inspiring and connecting artists and fans from all walks of life. Experienced Team: The team behind Artist Row is a talented and experienced group of individuals who are passionate about art, culture, and hospitality. Growing Demand: The arts and culture scene in Anaheim is growing rapidly, with an increasing demand for unique and immersive experiences. Artist Row is well-positioned to capitalize on this growing demand, providing a space that celebrates creativity and culture while also delivering an unforgettable experience for visitors.

Who is your biggest inspiration?

The 14th Factory: This multi-media art installation in Los Angeles brought together artists from all over the world to create an immersive, interactive experience for visitors. With its stunning visuals and creative use of space, it's a great example of how art can be used to create a truly unique and unforgettable experience. The Museum of Ice Cream: This pop-up museum, which has appeared in several cities around the world, uses colorful and whimsical installations to explore the history and culture of ice cream. It's a great example of how art and food can be combined to create a fun and engaging experience for visitors. The Broad: This contemporary art museum in downtown Los Angeles has become a major cultural attraction since its opening in 2015. Its collection of postwar and contemporary art, along with its unique architectural design, has made it a popular destination for art lovers and tourists alike. The High Line: This elevated park in New York City is a great example of how public space can be transformed into a beautiful and engaging experience for visitors. With its stunning views of the city and creative use of green space, it's a great inspiration for how outdoor spaces can be used to create a unique and unforgettable experience. Meow Wolf: This immersive art collective in Santa Fe, New Mexico, creates interactive and surreal environments that transport visitors to alternate realities. Its use of technology and interactive storytelling has made it a major cultural attraction, and it's a great example of how art can be used to create a truly immersive and engaging experience.

What are the main challenges for this businesses?

Funding: Building an outdoor arts and food venue of this scale requires significant funding. Investors can help by contributing to the project and spreading the word to others who may be interested in investing. Marketing: Promoting the project and building awareness can be challenging, particularly given the competitive landscape in the arts and culture industry. Investors can help by sharing information about Artist Row on social media, attending events, and networking with others in the industry. Community Engagement: Artist Row aims to create a community of artists and fans from all walks of life. Investors can help by getting involved in local events and initiatives, supporting local artists, and promoting diversity and inclusivity. Construction and Permitting: Building an outdoor venue of this scale requires extensive planning and permitting. Investors can help by supporting the project through the construction and permitting process, providing expertise and resources where possible. Sustainability: Artist Row is committed to sustainability and minimizing its environmental impact. Investors can help by supporting the use of eco-friendly materials and practices, promoting recycling and waste reduction, and supporting local environmental initiatives.

Why are you raising capital and why is now a good time?

There are several reasons why now is a great time to invest in Artist Row: Strategic Location: Artist Row is located right next to Disneyland, Anaheim Convention Center, and House of Blues, making it a prime location for visitors and locals alike. Diverse Offerings: Artist Row is not just an outdoor arts gallery, it's a hybrid art gallery, a food hall, recording/podcasting studios, and an event space all rolled into one. This diverse range of offerings will attract a wide range of visitors, from art lovers to foodies to music enthusiasts. Innovative Approach: Artist Row is a game-changing project that is set to revolutionize the arts and culture scene in Anaheim. The team behind Artist Row is passionate about inspiring and connecting artists and fans from all walks of life. Experienced Team: The team behind Artist Row is a talented and experienced group of individuals who are passionate about art, culture, and hospitality. Growing Demand: The arts and culture scene in Anaheim is growing rapidly, with an increasing demand for unique and immersive experiences. Artist Row is well-positioned to capitalize on this growing demand, providing a space that celebrates creativity and culture while also delivering an unforgettable experience for visitors.

Who is your biggest inspiration?

The 14th Factory: This multi-media art installation in Los Angeles brought together artists from all over the world to create an immersive, interactive experience for visitors. With its stunning visuals and creative use of space, it's a great example of how art can be used to create a truly unique and unforgettable experience. The Museum of Ice Cream: This pop-up museum, which has appeared in several cities around the world, uses colorful and whimsical installations to explore the history and culture of ice cream. It's a great example of how art and food can be combined to create a fun and engaging experience for visitors. The Broad: This contemporary art museum in downtown Los Angeles has become a major cultural attraction since its opening in 2015. Its collection of postwar and contemporary art, along with its unique architectural design, has made it a popular destination for art lovers and tourists alike. The High Line: This elevated park in New York City is a great example of how public space can be transformed into a beautiful and engaging experience for visitors. With its stunning views of the city and creative use of green space, it's a great inspiration for how outdoor spaces can be used to create a unique and unforgettable experience. Meow Wolf: This immersive art collective in Santa Fe, New Mexico, creates interactive and surreal environments that transport visitors to alternate realities. Its use of technology and interactive storytelling has made it a major cultural attraction, and it's a great example of how art can be used to create a truly immersive and engaging experience.

What are the main challenges for this businesses?

Funding: Building an outdoor arts and food venue of this scale requires significant funding. Investors can help by contributing to the project and spreading the word to others who may be interested in investing. Marketing: Promoting the project and building awareness can be challenging, particularly given the competitive landscape in the arts and culture industry. Investors can help by sharing information about Artist Row on social media, attending events, and networking with others in the industry. Community Engagement: Artist Row aims to create a community of artists and fans from all walks of life. Investors can help by getting involved in local events and initiatives, supporting local artists, and promoting diversity and inclusivity. Construction and Permitting: Building an outdoor venue of this scale requires extensive planning and permitting. Investors can help by supporting the project through the construction and permitting process, providing expertise and resources where possible. Sustainability: Artist Row is committed to sustainability and minimizing its environmental impact. Investors can help by supporting the use of eco-friendly materials and practices, promoting recycling and waste reduction, and supporting local environmental initiatives.

Why are you raising capital and why is now a good time?

There are several reasons why now is a great time to invest in Artist Row: Strategic Location: Artist Row is located right next to Disneyland, Anaheim Convention Center, and House of Blues, making it a prime location for visitors and locals alike. Diverse Offerings: Artist Row is not just an outdoor arts gallery, it's a hybrid art gallery, a food hall, recording/podcasting studios, and an event space all rolled into one. This diverse range of offerings will attract a wide range of visitors, from art lovers to foodies to music enthusiasts. Innovative Approach: Artist Row is a game-changing project that is set to revolutionize the arts and culture scene in Anaheim. The team behind Artist Row is passionate about inspiring and connecting artists and fans from all walks of life. Experienced Team: The team behind Artist Row is a talented and experienced group of individuals who are passionate about art, culture, and hospitality. Growing Demand: The arts and culture scene in Anaheim is growing rapidly, with an increasing demand for unique and immersive experiences. Artist Row is well-positioned to capitalize on this growing demand, providing a space that celebrates creativity and culture while also delivering an unforgettable experience for visitors.

Who is your biggest inspiration?

The 14th Factory: This multi-media art installation in Los Angeles brought together artists from all over the world to create an immersive, interactive experience for visitors. With its stunning visuals and creative use of space, it's a great example of how art can be used to create a truly unique and unforgettable experience. The Museum of Ice Cream: This pop-up museum, which has appeared in several cities around the world, uses colorful and whimsical installations to explore the history and culture of ice cream. It's a great example of how art and food can be combined to create a fun and engaging experience for visitors. The Broad: This contemporary art museum in downtown Los Angeles has become a major cultural attraction since its opening in 2015. Its collection of postwar and contemporary art, along with its unique architectural design, has made it a popular destination for art lovers and tourists alike. The High Line: This elevated park in New York City is a great example of how public space can be transformed into a beautiful and engaging experience for visitors. With its stunning views of the city and creative use of green space, it's a great inspiration for how outdoor spaces can be used to create a unique and unforgettable experience. Meow Wolf: This immersive art collective in Santa Fe, New Mexico, creates interactive and surreal environments that transport visitors to alternate realities. Its use of technology and interactive storytelling has made it a major cultural attraction, and it's a great example of how art can be used to create a truly immersive and engaging experience.

What are the main challenges for this businesses?

Funding: Building an outdoor arts and food venue of this scale requires significant funding. Investors can help by contributing to the project and spreading the word to others who may be interested in investing. Marketing: Promoting the project and building awareness can be challenging, particularly given the competitive landscape in the arts and culture industry. Investors can help by sharing information about Artist Row on social media, attending events, and networking with others in the industry. Community Engagement: Artist Row aims to create a community of artists and fans from all walks of life. Investors can help by getting involved in local events and initiatives, supporting local artists, and promoting diversity and inclusivity. Construction and Permitting: Building an outdoor venue of this scale requires extensive planning and permitting. Investors can help by supporting the project through the construction and permitting process, providing expertise and resources where possible. Sustainability: Artist Row is committed to sustainability and minimizing its environmental impact. Investors can help by supporting the use of eco-friendly materials and practices, promoting recycling and waste reduction, and supporting local environmental initiatives.

This is a preview. It will become public when you start accepting investment.
EXECUTIVE SUMMARY
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Construction $186,500
Mainvest Compensation $13,500
Total $200,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5

Gross Sales $9,100,404 $24,896,992 $30,523,969 $33,576,363 $35,255,180

Cost of Goods Sold $739,840 $136,790 $167,705 $184,475 $193,698

Gross Profit $8,360,564 $24,760,202 $30,356,264 $33,391,888 $35,061,482

EXPENSES

Rent $93,000 $1,025,000 $1,050,625 $1,076,890 $1,103,812

Wages $426,944 $0 $0 $0 $0

Payroll taxes $20,532 $0 $0 $0 $0

Utilities $200,000 $0 $0 $0 $0

CAM $12,144 $0 $0 $0 $0

Office supplies $4,800 $0 $0 $0 $0

Workmen's Compensation $10,266 $0 $0 $0 $0

Building insurance $93,600 $0 $0 $0 $0

Fees and permits $20,000 $0 $0 $0 $0

Accounting $8,400 $0 $0 $0 $0

Credit card transaction charges $44,640 $0 $0 $0 $0

Miscellaneous expense $48,627 $0 $0 $0 $0

Rev Share 20% $2,458,140 $0 $0 $0 $0

Operating Profit $4,919,471 $23,735,202 $29,305,639 $32,314,998 $33,957,670

This information is provided by Artist Row. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

2021 Balance Sheet

2021 Income Statement

Business Plan.pdf

Appendix B - Reviewed Financials.pdf

Brand Narrative Study.pdf

Executive Summary.pdf

Investment Round Status

Target Raise $200,000

Maximum Raise $1,235,000

Amount Invested $0

Investors 0

Investment Round Ends March 2nd, 2023

Summary of Terms

Legal Business Name Gardenwalk Terrace, Inc

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $160,000 invested

1.5×

Investment Multiple 1.4×

Business's Revenue Share 1%-6.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2028

Financial Condition

As a new venture, Artist Row faces financial milestones and operational, liquidity, and other challenges. The projected financials show steady revenue growth from $9.5 million in 2024 to $12.2 million in 2029, with a corresponding increase in expenses from $3.9 million to $4.2 million over the same period. Net profit is expected to range between $3.6 million and $4.9 million annually, with gradual growth over time.

These financial projections are subject to risks and uncertainties, including the challenges of establishing a new brand, attracting and retaining customers, and managing expenses. As a result, these financials may not be representative of future performance, and investors should exercise caution when considering an investment in Artist Row.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Artist Row to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Artist Row operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Artist Row competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Artist Row's core business or the inability to compete successfully against the with other competitors could negatively affect Artist Row's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Artist Row's management or vote on and/or influence any managerial decisions regarding Artist Row. Furthermore, if the founders or other key personnel of Artist Row were to leave Artist Row or become unable to work, Artist Row (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Artist Row and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Artist Row is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Artist Row might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Artist Row is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Artist Row

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Artist Row's financial performance or ability to continue to operate. In the event Artist Row ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Artist Row nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Artist Row will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Artist Row is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Artist Row will carry some insurance, Artist Row may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Artist Row could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Artist Row's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Artist Row's management will coincide: you both want Artist Row to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Artist Row to act conservative to make sure they are best equipped to repay the Note obligations, while Artist Row might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Artist Row needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Artist Row or management), which is responsible for monitoring Artist Row's compliance with the law. Artist Row will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Artist Row is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Artist Row fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Artist Row, and the revenue of Artist Row can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Artist Row to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Artist Row. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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